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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 20 )*
                                            ----

                           Champps Entertainment, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   909 15K 100
                                 (CUSIP Number)

                                  John Zoraian
                           c/o Atticus Capital L.L.C.
                              152 West 57th Street
                            New York, New York 10019

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 31, 2000
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 SEC 1746 (2-98)

CUSIP No. 909 15K 100
--------------------------------------------------------------------------------
        1.    Name Of Reporting Persons

              S.S. Or I.R.S. Identification Nos. of above persons (entities only).

              Timothy R. Barakett
--------------------------------------------------------------------------------

        2.    Check The Appropriate Box If a Member of a Group (See
              Instructions)
              (a)
                 --------------------------
              (b)
                 --------------------------
--------------------------------------------------------------------------------

        3.    SEC Use Only
--------------------------------------------------------------------------------

        4.    Source of Funds (See Instructions)  WC
--------------------------------------------------------------------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

        6.    Citizenship or Place of Organization  Canada
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                       7.  Sole Voting Power         3,080,106
                       ---------------------------------------------------------
    Number of
   Shares Bene-        8.  Shared Voting Power       0
   ficially by         ---------------------------------------------------------
  Owner by Each
    Reporting          9.  Sole Dispositive Power    3,080,106
   Person With         ---------------------------------------------------------

                       10. Shared Dispositive Power  0
--------------------------------------------------------------------------------

        11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       3,080,106
--------------------------------------------------------------------------------

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

        13.  Percent of Class Represented by Amount in Row (11)    25.87%
--------------------------------------------------------------------------------

        14.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

              IN
--------------------------------------------------------------------------------

The purpose of this Amendment No. 20 is to update and clarify Timothy R. Barakett's beneficial ownership of the securities of Champps Entertainment, Inc. as described below. This Amendment No. 20 amends the original Schedule 13D as amended and restated in its entirety by Amendment No. 18 thereto and as further amended by Amendment No. 19 thereto.

Item 1. Security and Issuer

        No change.

Item 2. Identity and Background

        Paragraphs (a), (b) and (c) of Item 2 are amended by replacing the current response with the following paragraph:

        (a), (b) and (c) This statement is being filed by Timothy R. Barakett ("Mr. Barakett" or the "Reporting Person"). The business address of Mr. Barakett is 152 West 57th Street, New York, New York 10019. Mr. Barakett is the Managing Member of Atticus Holdings, L.L.C., a Delaware limited liability company ("Atticus Holdings"), which serves as a general partner to certain investment funds over which Mr. Barakett has investment discretion. Mr. Barakett is also the Chairman and Chief Executive Officer of Atticus Capital, L.L.C., a Delaware limited liability company ("Atticus Capital"), and Atticus Management, Ltd., an international business company organized under the laws of the British Virgin Islands ("Atticus Management" and, together with Atticus Capital and Atticus Holdings, the "Atticus Entities"). The Atticus Entities act as advisers for various investment funds (the "Funds") and managed accounts (the "Accounts"). Based on his relationship with the Atticus Entities, Mr. Barakett is deemed to be a beneficial owner of the Shares owned by the Funds and Accounts. None of the Funds or Accounts is deemed to beneficially own any Shares because the Funds and Accounts do not have the power to vote, direct the vote, dispose of or direct the disposition of the Shares they hold within 60 days.


Item 3. Source and Amount of Funds or Other Consideration

        Item 3 is amended by replacing the current response with the following paragraph:

        "As of the date hereof, Mr. Barakett is deemed to beneficially own 3,080,106 Shares. With the exception of 5,000 options to purchase Shares at an exercise price of $4.00 per share (the "Options"), all 3,080,106 Shares deemed to be owned by Mr. Barakett are held by either the Funds or the Accounts over which Mr. Barakett has investment discretion. The aggregate purchase price for all the Shares that Mr. Barakett is currently deemed to beneficially own is $19,955,834.79. The funds for the purchase of the Shares held by the Funds or the Accounts beneficially owned by Mr. Barakett have come from the working capital of the Funds or the Accounts. The working capital of these entities includes the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley Dean Witter & Co., such loans being secured by the securities owned by them."

Item 4. Purpose of Transaction

        No change.

Item 5. Interest in Securities of the Issuer

        Item 5 is amended by replacing the current response with the following paragraph:

        "(a), (b) and (c) Based on the Issuer's most recent filing on Form 10-Q dated January 30, 2001, as of January 25, 2001 there were 11,905,620 Shares outstanding. Mr. Barakett owns the Options, which are deemed to be outstanding for the purposes of this Amendment No. 20. Therefore, Mr. Barakett may be deemed to beneficially own 25.87% of the outstanding Shares. Mr. Barakett has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own. Although there are individual Funds or Accounts such as Dred, Ltd. ("Dred") and Atticus Global Advisors, Ltd. ("Atticus Global"), each an international business corporation organized under the laws of the British Virgin Islands, that own more than 5% of the outstanding Shares, they do not have the power to vote, direct the vote, dispose of or direct the disposition of the Shares that they own and therefore are not deemed to be beneficial owners of the Shares.

        All purchases and shares in the Shares effected by the Funds and Accounts over which Mr. Barakett has investment discretion since May 1, 2000 are set forth in Exhibit A-20 hereto.

        (d) Dred, whose Shares are deemed to be beneficially owned by Mr. Barakett, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 6.65% of the Shares. Atticus Global, whose Shares are deemed to be beneficially owned by Mr. Barakett, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 5.31% of the Shares."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        No change.

Item 7. Material to Be Filed as Exhibits

        Item 7 is amended and supplemented by adding the following at the end of the current response:

        Exhibit A-20 A description of all purchases and sales in the Shares that were effected by the Reporting Person of this Amendment
                     No. 20 since May 1, 2000 is filed herewith as Exhibit A-20.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2001


                                                           TIMOTHY R. BARAKETT


                                                           ---------------------


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                                                    Exhibit A-20

                            SCHEDULE OF TRANSACTIONS

                       Atticus International, Ltd.

             Date        Shares Purchased (or Sold)         Price Per Share
           ------        -------------------------          ---------------

         12-01-00                           15,000                    $8.66
         12-04-00                           45,000                     8.91



                          Atticus Partners, L.P.

             Date        Shares Purchased (or Sold)         Price Per Share
           ------        -------------------------          ---------------

         11-27-00                         (200,000)                   $8.59
         12-01-00                          (10,000)                    8.62
         12-04-00                          (15,000)                    8.87



                     Atticus Qualified Partners, L.P.

             Date        Shares Purchased (or Sold)         Price Per Share
           ------        -------------------------          ---------------

         11-27-00                         (375,000)                   $8.53
         12-01-00                          (25,000)                    8.62
         12-04-00                          (30,000)                    8.87



                            Atticus Fund No. 4.

             Date        Shares Purchased (or Sold)         Price Per Share
           ------        -------------------------          ---------------


         05-31-00                            90,000                   $4.05
         06-01-00                           100,000                    3.94
         11-20-00                            33,700                    7.48
         11-21-00                            25,700                    7.70
         11-27-00                           100,000                    9.03
         11-27-00                           100,000                    8.03
         11-27-00                            78,300                    8.83
         11-29-00                             2,000                    7.94
         11-30-00                            21,600                    7.95
         12-01-00                            20,000                    8.66
         12-01-00                            10,000                    8.49

                      Funds Managed by the Atticus Entities


             Date         Shares Purchased (or Sold)        Price Per Share
           ------         -------------------------         ---------------

          5-31-00                            10,000                   $4.05
          6-20-00                            49,000                    4.94
         10-04-00                            50,000                    6.17
         10-04-00                               100                    5.92
         10-05-00                            26,500                    6.03
         10-06-00                            13,000                    6.06
         10-13-00                            18,900                    6.00
         10-16-00                            30,000                    6.06
         10-17-00                            16,000                    5.81
         10-18-00                             3,000                    5.79
         10-23-00                               500                    5.98
         10-24-00                            10,000                    6.25
         10-31-00                            50,000                    6.91
         11-01-00                             4,600                    6.94
         11-21-00                            10,000                    7.70
         11-27-00                           350,000                    8.66
         11-27-00                            25,000                    8.03
         12-20-00                            39,700                    6.94
         12-21-00                            77,600                    6.96
         12-22-00                            10,000                    6.95
         12-22-00                            20,000                    6.80
         12-26-00                               700                    6.38
         12-27-00                            21,500                    6.82
         12-29-00                            10,000                    6.97